               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            450 FIFTH STREET, N.W.
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended        December 31, 1997
                          -------------------------------

                                      OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to
                               -----------    ----------

                      COMMISSION FILE NUMBER   0-22641
                                             -----------

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Trenton Savings Bank, FSB 401(k) Profit Sharing Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its prinicpal executive office:

                             Peoples Bancorp, Inc.
                           134 Franklin Corner Road
                        Lawrenceville, New Jersey 08608

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(K) PLAN

                       Financial Statements and Schedules

                           December 31, 1997 and 1996


                  (With Independent Auditors' Report Thereon)

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(K) PLAN

                       Financial Statements and Schedules



                                     Index




Independent Auditors' Report

Statements of Net Assets Available for Benefits  December 31,
 1997 and 1996


Statements of Changes in Net Assets Available for Benefits
 Years ended December 31, 1997 and 1996


Notes to Financial Statements  December 31, 1997 and 1996



                                                                     Schedule
                                                                  --------------
Item 27(a)  Schedule of Assets Held for Investment Purposes
 December 31, 1997                                                             1



Item 27(d)  Schedule of Reportable Transactions  Year ended
 December 31, 1997                                                             2



                          INDEPENDENT AUDITORS' REPORT

The Compensation Committee of
  the Board of Directors
Trenton Savings Bank:


We have audited the accompanying statements of net assets available for benefits of the Trenton Savings Bank Employee's Thrift/401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Trenton Savings Bank Employee's Thrift/401(k) Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1997 supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the 1997 basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



July 3, 1998

                             TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                      Statements of Net Assets Available
                                 for Benefits

                          December 31, 1997 and 1996

                                                                          1997         1996
Assets:
  Investment funds at current value (note 5):
   Core Equity Fund                                                  $  616,414      413,323
   Emerging Growth Equity Fund                                          182,522      148,524
   Value Equity Fund                                                    113,748       59,298
   International Equity Fund                                             19,305       14,101
   Short-Term Investment Fund                                           310,433      117,969
   Intermediate-Term Bond Fund                                          193,718      176,808
   Actively Managed Bond Fund                                           226,520      224,132
   Employer Stock Fund                                                  1,909,986    695,191
                                                                       -----------  -----------

                      Total investment funds                            3,572,646    1,849,346

  Cash and cash equivalents                                                 615        2,456
  Loans receivable (note 6)                                             148,545      119,829
                                                                       -----------  -----------

                      Net assets available for benefits              $  3,721,806    1,971,631

                                                                        ==========   ==========



See accompanying notes to financial statements.

                             TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                      Statement of Changes in Net Assets
                Available for Benefits (with Fund Information)

                         Year ended December 31, 1997


                                                                             1997
                                      ------------------------------------------------------------------------------------
                                                                                Participant Directed
                                                          ----------------------------------------------------------------
                                                                            Emerging                             Inter-
                                       Cash and             Core             Growth              Value          national
                                         Cash              Equity            Equity              Equity          Equity
                                      Equivalents           Fund              Fund                Fund            Fund
Additions to net assets:
   Employee contributions             $     -             66,418            29,691              14,330          3,734
   Employer contributions                   -             58,684            25,154              12,488          3,093
                                      ----------         ----------        ----------          ----------       --------
      Total contributions                   -            125,102            54,845              26,818          6,827
                                      ----------         ----------        ----------          ----------       --------
   Investment income:
      Dividends and interest                -                   -               -                   -                -
      Net investment gain                   -            112,213            13,444              21,873             47
                                      ----------         ----------        ----------          ----------       --------
      Net investment income                 -            112,213            13,444              21,873             47
                                      ----------         ----------        ----------          ----------       --------
   Interest on loans                        -              2,675             1,452                 296             35
   Loan repayments                          -             11,416             6,560               1,896            127
                                      ----------         ----------        ----------          ----------       --------
      Total additions                       -            251,406            76,301              50,883          7,036
                                      ----------         ----------        ----------          ----------       --------
Deductions from net assets:
   Loans                                    -            (26,001)          (16,528)             (1,589)              -
   Distributions                         (1,841)         (31,793)          (18,206)             (5,443)          (1,832)
                                      ----------         ----------        ----------          ----------       --------
      Total deductions                   (1,841)         (57,794)          (34,734)             (7,032)          (1,832)
                                      ----------         ----------        ----------          ----------       --------
   Transfers among funds                    -              9,479            (7,569)             10,599               -
                                      ----------         ----------        ----------          ----------       --------
      Net increase (decrease) in
         net assets available for
         benefits                        (1,841)         203,091            33,998              54,450          5,204

Net assets available for benefits
   at beginning of year                   2,456          413,323           148,524              59,298           14,101
                                      ----------         ----------        ----------          ----------       --------
Net assets available for benefits
   at end of year                      $    615          616,414           182,522             113,748           19,305
                                       =========          =========         =========           =========        =======

                See accompanying notes to financial statements

                                                                        1997
                                  ------------------------------------------------------------------------------------
                                                      Participant Directed
                                  ---------------------------------------------------------------------

                                                           Inter-
                                       Short-             mediate-    Actively
                                        Term                Term      Managed
                                     Investment             Bond        Bond       Employer       Loan
                                        Fund                Fund        Fund      Stock Fund      Fund        Total
Additions to net assets:
   Employee contributions             18,710              21,448      21,144        47,762          -        223,237
   Employer contributions             15,839              17,082      16,205        45,724          -        194,269
                                     ---------           --------    --------    ----------    --------    ----------
      Total contributions             34,549              38,530      37,349        93,486          -        417,506
                                     ---------           --------    --------    ----------    --------    ----------
   Investment income:
      Dividends and interest              -                   -           -         14,931          -         14,931
      Net investment gain             10,004              12,163      22,105     1,250,047          -      1,441,896
                                     ---------           --------    --------    ----------    --------    ----------
      Net investment income           10,004              12,163      22,105     1,264,978          -      1,456,827
                                     ---------           --------    --------    ----------    --------    ----------
   Interest on loans                   1,089                 300       1,187         4,235          -         11,269
   Loan repayments                     5,568               3,044       4,846        10,294     (43,751)             -
                                     ---------           --------    --------    ----------    --------    ----------
      Total additions                 51,210              54,037      65,487     1,372,993     (43,751)    1,885,602
                                     ---------           --------    --------    ----------    --------    ----------
Deductions from net assets:
   Loans                             (17,192)             (5,216)     (6,488)      (10,059)     83,073              -
   Distributions                     (21,405)            (16,467)    (15,022)      (12,812)    (10,606)     (135,427)
                                     ---------           --------    --------    ----------    --------    ----------
      Total deductions               (38,597)            (21,683)    (21,510)      (22,871)     72,467      (135,427)
                                     ---------           --------    --------    ----------    --------    ----------
   Transfers among funds             179,851             (15,444)    (41,589)     (135,327)           -             -
                                     ---------           --------    --------    ----------    --------    ----------
      Net increase (decrease) in
         net assets available for
         benefits                    192,464              16,910       2,388     1,214,795      28,716     1,750,175

Net assets available for benefits
   at beginning of year              117,969             176,808     224,132       695,191     119,829     1,971,631
                                     ---------           --------    --------    ----------    --------    ----------
Net assets available for benefits
   at end of year                    310,433             193,718     226,520     1,909,986     148,545     3,721,806
                                     =========           ========    ========    ==========    ========    ==========

                             TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                      Statement of Changes in Net Assets
           Available for Benefits (with Fund Information), Continued

                         Year Ended December 31, 1996

                                                                             1996
                                       --------------------------------------------------------------------------------------------
                                                                                Participant Directed
                                                     ------------------------------------------------------------------------------
                                                                       Emerging                         Inter-            Short-
                                        Cash and        Core            Growth            Value        national            Term
                                          Cash         Equity           Equity            Equity        Equity          Investment
                                       Equivalents      Fund             Fund              Fund          Fund              Fund
Additions to net assets:
  Employee contributio                 $      -       48,617           23,358            7,470         2,087             13,107
  Employer contributions                      -       37,812           19,136            5,433         2,346             10,307
                                       ----------    ----------       ----------         --------      --------         ----------
    Total contributions                       -       86,429           42,494             12,903       4,433             23,414
                                       ----------    ----------       ----------         --------      --------         ----------
  Investment income:
    Dividends and interest                    -           -                -                  -             -                -
    Net investment gain                       -       70,005           27,559             10,722       2,521              4,860
                                       ----------    ----------       ----------         --------      --------         ----------
    Net investment income                     -       70,005           27,559             10,722       2,521              4,860
                                       ----------    ----------       ----------         --------      --------         ----------
  Interest on loans                           -        2,720            1,770              268              -               293
  Loan repayments                             -       12,925           10,098            1,683              -             1,834
                                       ----------    ----------       ----------         --------      --------         ----------
    Total additions                           -      172,079           81,921             25,576       6,954             30,401
                                       ----------    ----------       ----------         --------      --------         ----------
Deductions from net assets:
  Loans                                       -      (32,354)         (21,361)            (3,107)       (2,072)          (3,814)
  Distributions                        (10,298)      (12,926)         (11,181)            (1,269)           -            (1,289)
                                       ----------    ----------       ----------         --------      --------         ----------
    Total deductions                   (10,298)      (45,280)         (32,542)            (4,376)       (2,072)          (5,103)
                                       ----------    ----------       ----------         --------      --------         ----------
Transfers among funds                         -      (46,682)           3,474            5,007         7,915             (9,994)
                                       ----------    ----------       ----------         --------      --------         ----------
    Net increase (decrease) in
     net assets available for
     benefits                          (10,298)       80,117           52,853             26,207        12,797           15,304

Net assets available for benefits
  at beginning of year                  12,754       333,206           95,671             33,091       1,304            102,665
                                       ----------    ----------       ----------         --------      --------         ----------
Net assets available for benefits
  at end of year                        $2,456       413,323          148,524             59,298        14,101          117,969
                                        =========     =========        =========          =======       =======          =========

                See accompanying notes to financial statements


                                                                 1996
                                       ----------------------------------------------------------
                                                     Participant Directed
                                       ---------------------------------------------
                                          Inter-
                                         mediate-    Actively
                                           Term      Managed
                                           Bond        Bond      Employer      Loan
                                           Fund        Fund     Stock Fund     Fund        Total
Additions to net assets:
  Employee contributio                   16,796      19,806      31,259          -        162,500
  Employer contributions                 14,532      17,126      29,727          -        136,419
                                       ---------   ---------   ---------   ---------   -----------
    Total contributions                  31,328      36,932      60,986          -        298,919
                                       ---------   ---------   ---------   ---------   -----------
  Investment income:
    Dividends and interest                   -           -       14,348          -         14,348
    Net investment gain (loss)            6,395       5,687     131,895          -        259,644
                                       ---------   ---------   ---------   ---------   -----------
    Net investment income                 6,395       5,687     146,243          -        273,992
                                       ---------   ---------   ---------   ---------   -----------
  Interest on loans                         463       1,617       1,299          -          8,430
  Loan repayments                         3,392       7,792      23,515     (61,239)           -
                                       ---------   ---------   ---------   ---------   -----------
    Total additions                      41,578      52,028     232,043     (61,239)      581,341
                                       ---------   ---------   ---------   ---------   -----------
Deductions from net assets:
  Loans                                 (15,267)    (18,414)           -     96,389            -
  Distributions                         (35,318)    (70,551)    (23,637)     (8,465)     (174,934)
                                       ---------   ---------   ---------   ---------   -----------
    Total deductions                    (50,585)    (88,965)    (23,637)     87,924      (174,934)
                                       ---------   ---------   ---------   ---------   -----------
Transfers among funds                        48      26,222      14,010            -           -
                                       ---------   ---------   ---------   ---------   -----------
    Net increase (decrease) in
     net assets available for
     benefits                            (8,959)    (10,715)    222,416      26,685       406,407

Net assets available for benefits
  at beginning of year                  185,767     234,847     472,775      93,144     1,565,224
                                       ---------   ---------   ---------   ---------   -----------
Net assets available for benefits
  at end of year                        176,808     224,132     695,191     119,829     1,971,631
                                       =========   =========   =========   =========   ===========

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(K) PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


   GENERAL

   The accompanying financial statements of the Trenton Savings Bank Employee's Thrift/401(k) Plan (the Plan) are prepared on the accrual basis of accounting.

   On October 1, 1996, Trenton Savings Bank and subsidiaries (the Bank) acquired Burlington County Bank. Effective the date of merger, Burlington County Bank's employees became eligible to participate in the Plan. Effective August 1, 1996, employees of TSBusiness Finance Corporation (a subsidiary of Trenton Savings Bank) became eligible to participate in the Plan.

   Effective January 1, 1998, in conjunction with the acquisition of Manchester Trust Bank, the Manchester Plan was merged with the Plan and Manchester Trust Bank's employees became eligible to participate in the plan.

   MANAGEMENT OF TRUST FUNDS

   All assets of the Plan other than the stock fund are managed by RSI Retirement Trust (RSI). The Employer Stock fund is managed by Marine Midland Bank.

   INVESTMENTS

   Investment funds are stated at current value. The current value of investments is based on current market quotations.

   The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

   Under the terms of the Plan, the following eight investment funds are currently maintained as follows:

       CORE EQUITY FUND - This fund offers potential long-term capital appreciation, with income as a secondary goal. It invests in a broadly diversified group of high-quality, medium to large companies that appear attractively valued and exhibit substantial earnings growth.

       EMERGING GROWTH EQUITY FUND - This fund's assets are invested primarily in stocks of smaller companies with higher-than-average potential for earnings growth.

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(K) PLAN

                    Notes to Financial Statements, continued



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONT.


       VALUE EQUITY FUND - This growth and income fund seeks capital appreciation over the longer term. It invests in stocks of a broadly diversified group of companies that are selling at low market valuations based on price/earnings ratios and whose shares offer prospects for significant earnings and dividend growth.

       INTERNATIONAL EQUITY FUND - This fund seeks capital appreciation by investing primarily in stocks of small, medium and large capitalization companies headquartered in foreign countries to take advantage of opportunities outside the U.S. capital markets.

       SHORT-TERM INVESTMENT FUND - This fund invests in high-quality money market instruments with a maximum average maturity of one year. It offers substantial liquidity and little risk of principal loss.

       INTERMEDIATE-TERM BOND FUND - This fund invests in high-quality, fixed income vehicles that mature within 10 years or have expected average lives of 10 years or less. At least 65% of its assets are invested in securities issued or backed by the United States Government.

       ACTIVELY MANAGED BOND FUND - The maturity structure of this fund is expected to vary substantially, based on the perceived relative attractiveness of different areas of the fixed income market. At least 65% of its assets are invested in securities used or backed by the United States Government.

       EMPLOYER STOCK FUND - This fund enables participants to purchase shares of the Bank's holding company, Peoples Bancorp, Inc. common stock.

   USE OF ESTIMATES

   A number of estimates and assumptions have been made with respect to the determination of the fair values of assets and related investment income to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(K) PLAN

                    Notes to Financial Statements, Continued



(2)  DESCRIPTION OF PLAN


   The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

   The Plan is a defined contribution plan which covers all employees of the Bank who are employed on a full-time basis, provided such employee has attained the age of 21, has completed a period of service of one year, as defined, and is classified as a salaried employee or as an hourly-paid employee regularly scheduled to complete at least 870 hours of service in a plan year, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Members may direct contributions made by or for them to be applied to all or any investment funds in 1% increments. A member is 100% vested at all times for his salary deferred contributions and related earnings and losses. The employer's contributions made to a member's account are vested 20% after one year of service; 40% after two years of service; 60% after three years of service; 80% after four years of service; and 100% after five years of service.

   The Bank has agreed to match the employees' contributions to the trust in an amount equal to 90% of a certain percentage of each member's salary deferred contributions as established by the Bank from time to time, up to a maximum of 5.4%. Member contributions are limited to the lesser of 11% of the member's compensation, as defined, or such amount permissible under the Internal Revenue Code (the Code). All contributions are paid to the investment manager by the Bank.

   After a member's separation from service with the Bank for any reason (retirement, termination, etc.), the vested portion of his account shall be distributed as a cash lump-sum payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

   Although the Bank has not expressed an intent to terminate the Plan, it may do so at any time by action of its Board of Directors.

                              TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(K) PLAN

                    Notes to Financial Statements, Continued



(3)  FORFEITURES

   Forfeitures arising from the termination of members who were not fully vested shall be used by the Bank to reduce its contributions.

(4)  FEDERAL INCOME TAXES

   The Internal Revenue Service (IRS) issued its latest determination letter on May 6, 1996 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, are exempt from Federal income taxes. In the opinion of the Plan's trustees, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

(5)  INVESTMENTS

   The following is a summary of individual investments that represent 5% or more of net assets available for benefits at December 31, 1997 and 1996:


                                              1997           1996
                                          -------------  -------------
Core Equity Fund                        $       616,414        413,323
Emerging Growth Equity Fund                     182,522        148,524
Short-Term Investment Fund                      310,433        117,969
Intermediate-Term Bond Fund                     193,718        176,808
Actively Managed Bond Fund                      226,520        224,132
Employer Stock Fund                           1,909,986        695,191



(6)  LOANS RECEIVABLE

   Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding twelve months or 50% of the net value of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through bi-weekly payroll deductions.

(7)  MANAGEMENT FEES

   Costs of management services rendered on behalf of the Plan were paid by the Bank for the years ended December 31, 1997 and 1996.

                                                                      Schedule 1
                                                                      ----------


                             TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

         Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1997


                                                     Current
      Description                      Cost           value
      -----------                      ----          -------
RSI Core Equity Fund              $   395,986   $    616,414
RSI Emerging Growth Equity Fund       138,689        182,522
RSI Value Equity Fund                  80,742        113,748
RSI International Equity Fund          18,853         19,305
RSI Short-Term Investment Fund        290,628        310,433
RSI Intermediate-Term Bond Fund       161,942        193,718
RSI Actively Managed Bond Fund        180,485        226,520
Employer Stock Fund                   539,258      1,909,986
Cash and cash equivalents                 615            615
Loans receivable                      148,545        148,545
                                  -----------   ------------
                                  $ 1,955,743   $  3,721,806
                                  ===========   ============

                                                   Schedule 2


                             TRENTON SAVINGS BANK
                         EMPLOYEE'S THRIFT/401(k) PLAN

                Item 27(d)--Schedule of Reportable Transactions

                         Year ended December 31, 1997





                                                        Purchases and Sales
                                                        -------------------


                                 Number                                       Net         Purchase
                               of Units               Cost      Proceeds   Gain (Loss)    Price
Core Equity Fund               Various           $   60,832     92,041      31,209        182,920

Actively Managed Bond Fund     Various               87,837     96,214       8,377        ------

Employer Stock Fund            Various               88,991    205,293     116,302        155,024

Marine Midland Short-
Term Investment Fund           Various               ------    -------     -------        181,509

RSI Short-Term Investment
Fund                           Various               ------    -------     -------        233,677
                               =======               ======    =======     =======        =======



                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        TRENTON SAVINGS BANK, FSB
                                        401(k) PROFIT SHARING PLAN

                                        Marine Midland Bank, as Trustee


Date:                           By:    /s/ Joseph M. Rizzuto
                                       --------------------------------
                                Title: Vice President